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                            August 23, 2021

       Vivek Garipalli
       Chief Executive Officer
       Clover Health Investments, Corp.
       725 Cool Springs Boulevard, Suite 320
       Franklin, TN 37067

                                                        Re: Clover Health
Investments, Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
13, 2021
                                                            CIK No. 0001801170

       Dear Mr. Garipalli:

              We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover page

   1. We note your disclosure of recent common stock price volatility in the carryover risk factors on pages 46-48.
On the prospectus cover page, please disclose the following:
                                                            describe the recent
price volatility in your stock and briefly disclose any known risks of investing in
your stock under these circumstances;
                                                            for comparison
purposes, disclose the market price of your common stock prior to the recent price
volatility in your stock; and
                                                            describe any recent
change in your financial condition or results of operations, such as your earnings,
revenues or other measure of company value that is consistent with the recent change
in your stock price. If no such change to your financial condition or results of
operations exists, disclose that fact.
 Vivek Garipalli
Clover Health Investments, Corp.
August 23, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Justin
Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions you may have.



                                                            Sincerely,
FirstName LastNameVivek Garipalli
                                                            Division of
Corporation Finance
Comapany NameClover Health Investments, Corp.
                                                            Office of Finance
August 23, 2021 Page 2
cc:       Bill Hughes, Esq.
FirstName LastName